

November 9, 2010

Christine Simpson
MacKenzie Patterson Fuller, LP
1640 School St.
Moraga, CA 94556

> **Re: Piedmont Office Realty Trust, Inc.**
> **Schedule TO-T Filed on November 4, 2010**
> **Filed by MacKenzie Patterson Fuller, LP, et al.**
> **File No. 005-80150**

Dear Ms. Simpson:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1.   MacKenzie Patterson Fuller, LP is listed as a filing person on the Schedule TO; therefore, it must sign the Schedule on its own behalf. It currently appears as though its signature is only on behalf of other bidders, in its capacity as a manager or general partner. Please revise.

Exhibit 99(A)(1)

Tender Offer, page 9

Section 5. Extension of Tender Period; Termination; Amendment, page 12

2.   The second sentence of the initial paragraph of this section states that any extension, termination, or amendment of the offer will be followed as "promptly as practicable" by public announcement. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

3.   The penultimate sentence of the final paragraph of this section states that as used in the Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, "Pacific Time." Please revise so the defined term is consistent with the definition set forth in Exchange Act Rule 14d-1(g)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Perry Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (925) 235-1096
        Chip Patterson, Esq.
        MacKenzie Patterson Fuller, LP